Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Korth Direct Mortgage, LLC
Withdrawal of Registration Statement on Form S-1, as amended
Filed on January 27, 2017
File No. 333-215782

Ladies and Gentlemen:

On behalf of Korth Direct Mortgage, LLC, a Florida limited liability company (the “Company”), we hereby request, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-215782), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on January 27, 2017, and most recently amended on March 20, 2017 (the “Registration Statement”), be withdrawn, effective immediately.

The Company is seeking withdrawal of the Registration Statement because after discussion with the staff we have agreed to withdraw this Registration Statement in anticipation of filing a new registration statement for the securities that we will offer. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to Jonathan L. Shepard, Sigel, Lipman & Shepard, the Company’s special counsel, via email at jshepard@slsbocalaw.com as well as James W Korth and Holly MacDonald-Korth at jwkorth@jwkorth.com and hkorth@jwkorth.com, respectively.

Sincerely,

/s/Holly MacDonald-Korth
Chief Financial Officer
Korth Direct Mortgage, LLC

cc:	James W. Korth
Jonathan L. Shepard